**Investment Advisers Act of 1940 - Section 206(4) and Rule 206(4)-3**
**J.P. Turner & Company, L.L.C., et al**



**September 10, 2012**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

IM Ref. No. 20124181248
File No. 132-3

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to J.P. Turner & Company, L.L.C. ("J.P. Turner"), Mr. William Mello or any other of J.P. Turner's associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding an administrative order of the Commission ("Administrative Order") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to J.P. Turner or Mr. Mello.[2]

Our position is based on the facts and representations in your incoming letter dated September 10, 2012, particularly the representations of Mr. Mello and J.P. Turner that:

1. they will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to Mr. Mello, who is, or J.P. Turner, which is, subject to the Administrative Order;

2. they will comply with the terms of the Administrative Order, including, but not limited to, the payment of disgorgement, prejudgment interest and civil penalties;

3. for ten years from the date of the entry of the Administrative Order, Mr. Mello, J.P. Turner, or any investment adviser with which either Mr. Mello or J.P. Turner has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Administrative Order in a written document that is delivered to each person whom Mr. Mello or J.P. Turner solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser, or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within five business days after entering into the contract.

This position applies only to the Administrative Order and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to Mr. Mello or J.P. Turner.

David Joire
Senior Counsel

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[1] Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor has been subject to a Commission order issued under Section 203(f) of the Advisers Act, or has been found by the Commission to have engaged, or has been convicted of engaging, in any of the conduct specified in Section 203(e)(1), (5), or (6) of the Advisers Act.

[2] *In re JP Turner & Company, LLC, and William L. Mello,* Securities Exchange Act Release No. 67808 (September 10, 2012). Mr. Mello is the co-founder and owner of 49% of J.P. Turner. The Administrative Order, among other things, suspends Mr. Mello from association in a supervisory capacity with any broker, dealer, or investment adviser for a period of five months.

September 10, 2012

***ADVANCE COPY VIA E-MAIL***

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re: In the Matter of J.P. Turner & Company, L.L.C., et al.
(SEC File No. A-3200)

Dear Mr. Scheidt:

This letter is submitted on behalf of J.P. Turner & Company, L.L.C. ("J.P. Turner") and William Mello ("Mr. Mello") (collectively, the "Respondents"), in connection with the settlement of the above-referenced matter, which followed an investigation by the U.S. Securities and Exchange Commission ("Commission"). The matter relates to alleged violations of the federal securities laws by the Respondents in connection with the supervision of certain registered representatives.

Respondents seek the assurance of the staff of the Division of Investment Management ("Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act"), or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser pays the Respondents or any other associated person of J.P. Turner a cash payment for the solicitation of advisory clients, notwithstanding the existence of the proposed Administrative Order (as defined below).

**BACKGROUND**

The Staff of the Commission's Division of Enforcement engaged in settlement discussions with Respondents in connection with the above-described investigation. As a result of these discussions, Respondents have each submitted an Offer of Settlement which the Commission has determined to accept. The Commission alleges that (1) J.P. Turner failed reasonably to supervise certain registered representatives within the meaning of Section 15(b)(4)(E) of the Securities Exchange Act of 1934 ("Exchange Act") with a view to preventing and detecting the registered representatives' violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; and (2) Mr. Mello, in his capacity


J.P. TURNER & COMPANY, LLC
OFFICE OF THE GENERAL COUNSEL
ONE BUCKHEAD PLAZA ✧ 3060 PEACHTREE RD NW, 11TH FLOOR ✧ ATLANTA, GEORGIA 30305
WWW.JPTURNER.COM ✧ (404) 479-8300 ✧ (888) 578-8763 ✧ FAX (888) 887-0373

as president of the firm, failed reasonably to supervise the registered representatives within the meaning of Section 15(b)(6) of the Exchange Act and within the meaning of Section 203(f) of the Advisers Act with a view to preventing and detecting the registered representatives' violations. The offers of settlement contemplate that the Commission will issue an order instituting administrative proceedings against the Respondents (the "Administrative Order").

The Respondents neither admit nor deny the allegations in the Administrative Order except as to personal and subject matter jurisdiction, which they have admitted, and they consent to the entry of the Administrative Order. As negotiated by the parties, the Administrative Order, among other things: (i) censures J.P. Turner, (ii) requires that J.P. Turner comply with certain undertakings, including retaining, at its own expense, the services of an Independent Consultant to review and implement its written supervisory policies and procedures designed to prevent and detect churning, and (iii) requires J.P. Turner to pay disgorgement of $200,000, prejudgment interest of $16,051, and a civil money penalty of $200,000. The Administrative Order also suspends Mr. Mello from association in a supervisory capacity with any broker, dealer, or investment adviser for a period of five months, and requires him to pay a civil penalty of $45,000.

## SOLICITATION ACTIVITIES

J.P. Turner is currently engaged in cash solicitation activities that are subject to the Rule, however, Mr. Mello in his individual capacity is not currently directly or indirectly engaged in any cash solicitation activities that are subject to the Rule. Mr. Mello, as an owner of J.P. Turner could be deemed, however, to receive, indirectly, cash payments for solicitation activities of J.P. Turner.

## EFFECT OF RULE 206(4)-3

Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor has been found by the Commission to have engaged, or has been convicted of engaging, in any of the conduct specified in Section 203(e)(6) of the Advisers Act. The conduct in the Administrative Order causes J.P. Turner and Mr. Mello to be disqualified under the Rule, and accordingly, absent no-action or other relief, Respondents are unable to receive cash payments for the solicitation of advisory clients.

## EFFECT AND APPLICABILITY OF *DOUGHERTY*

The Staff previously has stated that it would not recommend enforcement action to the Commission under Section 206(4) of the Advisers Act and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered with the Commission pays a cash fee to any solicitor that is subject to certain solicitor disqualifications under the Rule, provided that, among other things, no such solicitor disqualification bars or suspends the solicitor from acting in any


J.P. TURNER & COMPANY, LLC
A/74769047.4 OFFICE OF THE GENERAL COUNSEL
ONE BUCKHEAD PLAZA ✧ 3060 PEACHTREE RD NW, 11TH FLOOR ✧ ATLANTA, GEORGIA 30305
WWW.JPTURNER.COM ✧ (404) 479-8300 ✧ (888) 578-8763 ✧ FAX (888) 887-0373 Member SIPC

capacity under the federal securities laws.[1] Although J.P. Turner will not be subject to any such bar or suspension under the Administrative Order, Mr. Mello will be subject to a suspension from association in a supervisory capacity with any broker, dealer, or investment adviser for a period of five months. Thus, it is possible that Mr. Mello cannot rely on the *Dougherty* Letter. Because Mr. Mello is the co-founder and owner of 49% of J.P. Turner, Mr. Mello may be deemed to be a solicitor in respect of solicitation activities of J.P. Turner pursuant to Rule 206(4)-3(d)(1), and cash payments made directly to J.P. Turner for its solicitation activities could be deemed to be cash payments indirectly to Mr. Mello for such activities.[2]

## DISCUSSION

In the release adopting the Rule, the Commission stated that "a finding that a person has engaged in the conduct specified in Section 203 only authorizes and does not require the Commission to bar such persons from being associated with a registered investment adviser. The Commission would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[3] In this instance, Mr. Mello is subject to a suspension from acting in a supervisory capacity for a limited period of time, as opposed to a bar, and, therefore, we respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[4]

The Administrative Order does not bar, suspend, or limit J.P. Turner from acting in any capacity under the federal securities laws, and neither J.P. Turner nor Mr. Mello have been

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[1] Dougherty & Co., LLC SEC No-Action Letter (pub. avail. July 3, 2003) ("*Dougherty* Letter"). The Staff noted that firms that meet the enumerated conditions may rely on the *Dougherty* Letter rather than seeking individual relief.

[2] *See, e.g.*, Millennium Partners, L.P., SEC No-Action Letter (pub. avail. Mar. 9, 2006); Carnegie Asset Management, SEC No-Action Letter (pub. avail. July 11, 1994); Hickory Capital Management, SEC No-Action Letter (pub. avail. Feb. 11, 1993).

[3] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Release No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, n.10.

[4] *See* requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Release No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.


J.P. TURNER & COMPANY, LLC
A/74769047.4
OFFICE OF THE GENERAL COUNSEL
ONE BUCKHEAD PLAZA ✧ 3060 PEACHTREE RD NW, 11TH FLOOR ✧ ATLANTA, GEORGIA 30305
WWW.JPTURNER.COM ✧ (404) 479-8300 ✧ (888) 578-8763 ✧ FAX (888) 887-0373
Member SIPC

sanctioned for their solicitation of advisory clients.[5] The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[6] Such relief was granted where the disqualified persons agreed to certain undertakings required by the Staff, such as those set forth below.

The existence of a suspension from acting in a supervisory capacity under Section 15(b) of the Exchange Act and Section 203(f) of the Advisers Act against Mr. Mello in this case should not preclude the granting of relief to J.P. Turner and Mr. Mello. As described above, the conduct of the Respondents is not related to solicitation of advisory clients. It would be inconsistent with the purpose of the disqualification provisions in the Rule (which, as described above, prohibit an adviser from doing indirectly what it could not do directly) if Respondents were prohibited from receiving cash fees as a solicitor for any person under the Rule. Accordingly, we request that the Staff grant relief from the Rule notwithstanding the suspension from acting in a supervisory capacity for a period of five months under Section 15(b) of the Exchange Act and Section 203(f) under the Advisers Act against Mr. Mello, both for J.P. Turner and Mr. Mello.

## UNDERTAKINGS

In connection with this request, Respondents each undertake with regard to their respective solicitation activities that:

1. They will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Respondents, which are subject to the Administrative Order;
2. They will comply with the terms of the Administrative Order, including, but not limited to, the payment of disgorgement, prejudgment interest and civil penalties;
3. For ten years from the date of the entry of the Administrative Order, the Respondents or any investment adviser with which either of the Respondents has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Administrative Order in a written document that is delivered to each person whom the Respondents solicit (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser, or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within five business days after entering into the contract.

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[5] J.P. Turner additionally notes that neither it, nor Mr. Mello, has violated, or aided and abetted another person in violation of, the Rule.

[6] *See, e.g.*, GE Funding Capital Market Services, Inc., SEC No-Action Letter (pub. avail. Jan. 25, 2012); J.P. Morgan Securities LLC, SEC No-Action Letter (pub. avail. June 29, 2011); UBS Financial Services Inc., SEC No-Action Letter (pub. avail. May 9, 2011); Citigroup Inc., SEC No-Action Letter (pub. avail. Oct. 22, 2010); Banc of America Investment Services, Inc., SEC No-Action Letter (pub. avail. June 10, 2009). *See supra* note 2.


J.P. TURNER & COMPANY, LLC
A/74769047.4 OFFICE OF THE GENERAL COUNSEL
ONE BUCKHEAD PLAZA ◇ 3060 PEACHTREE RD NW, 11TH FLOOR ◇ ATLANTA, GEORGIA 30305
WWW.JPTURNER.COM ◇ (404) 479-8300 ◇ (888) 578-8763 ◇ FAX (888) 887-0373
Member SIPC

## CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays either of the Respondents or any other associated person of J.P. Turner a cash payment for the solicitation of advisory clients, notwithstanding the Administrative Order.

Please do not hesitate to contact me at (404) 479-8213 or our counsel for this matter, Amy Natterson Kroll at (202) 373-6118, if you have any questions regarding this request.

Very truly yours,

Scott Holcomb

Scott Holcomb
General Counsel



J.P. TURNER & COMPANY, LLC
OFFICE OF THE GENERAL COUNSEL
ONE BUCKHEAD PLAZA ✧ 3060 PEACHTREE RD NW, 11TH FLOOR ✧ ATLANTA, GEORGIA 30305
WWW.JPTURNER.COM ✧ (404) 479-8300 ✧ (888) 578-8763 ✧ FAX (888) 887-0373

A/74769047.4

Member SIPC